

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Via U.S. Mail and Facsimile (214) 871-3560

Mr. Matthew P. Clifton
Chief Executive Officer
Holly Corporation
100 Crescent Court, Suite 1600
Dallas, Texas 75201-6915

> **Re:** **Holly Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-3876**

Dear Mr. Clifton:

We have reviewed your letter dated October 21, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Executive Compensation, page 115 (as incorporated by reference from your Definitive Proxy Statement filed on March 25, 2010)

Compensation Discussion and Analysis, page 16

1. We note your response to comment one from our letter to you dated September 24, 2010 (i) that you "do not believe that disclosure of specific targets or results is material to, or necessary for, a fair understanding of the Named Executive Officers' compensation for the 2009 fiscal year," (ii) that, in respect of annual bonuses, because they involve a

comparison of year-over-year performance "specific target levels…[cannot be] identified" and (iii) that, in respect of performance share units, "the performance period does not end until 2011 so [you] are unable to specify the results achieved until that time." It is not clear to us how specific target levels relating to your annual bonuses cannot be identified, considering the relevant performance metrics are historical. Please provide further detail. In addition, while we understand that you may not be able to specify actual results relating to your performance share units until the performance period ends, please provide further detail as to why, apart from your contention that they are immaterial, specific target levels may not be disclosed. Finally, it is unclear to us why you believe that because your "performance metrics are comparison based," specific performance targets are "neither relevant nor material to an understanding of your compensation programs." In this regard, we note from your disclosure that performance targets play an important role in the way you incentivize your management and, therefore, appear to be material.

2.   We note your response to comment two from our letter to you dated September 24, 2010 that "individual performance evaluations are qualitative, subjective and inherently discretionary…and do not involve quantitative performance targets." While we understand the intangible nature of performance evaluations, we believe that your disclosure can nonetheless be expanded to describe the accomplishments or other qualitative aspects that your compensation committee considered in respect of each named executive officer.

Change in Control Agreements, page 24

3.   We note your response to comment three from our letter to you dated September 24, 2010 relating to your Retirement Restoration Plan and that you believe your current disclosures comply with applicable disclosure rules. In future filings, please include disclosure comparable to the content of your response relating to the provisions of your Retirement Restoration Plan, as we believe it is insightful. See Item 402(b)(2)(xi) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sirimal R. Mukerjee at (202) 551-3340 or Alexandra M. Ledbetter at (202) 551-3317 with any questions. If you need further assistance, please contact me at (202) 551-3740.

Sincerely,

H. Roger Schwall
Assistant Director